UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 7)

Human Genome Sciences, Inc.

(Name of Subject Company)

H. Acquisition Corp.

(Offeror)

GlaxoSmithKline plc

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

444903108

(Cusip Number of Class of Securities)

Edgar B. Cale, Esq.

GlaxoSmithKline

2301 Renaissance Boulevard

P.O. Box 61540

King of Prussia, Pennsylvania 19406-2772

610-787-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Victor I. Lewkow, Esq.	Adam O. Emmerich, Esq.
Benet O’Reilly, Esq.	Wachtell, Lipton, Rosen & Katz
Cleary Gottlieb Steen & Hamilton LLP	51 West 52nd Street
One Liberty Plaza	New York, New York 10019
New York, New York 10006	212-403-1000
212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,270,834,377.25	$374,837.62

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of: (1) 200,202,597 shares of common stock of Human Genome Sciences, Inc. (“HGS”) issued and outstanding as of July 12, 2012; (2) 17,704,869 shares of common stock of HGS subject to issuance pursuant to pursuant to currently exercisable options; and (3) 11,624,771 shares of common stock of HGS subject to issuance upon conversion of HGS’s Convertible Subordinated Notes due 2012, in each case as provided by HGS.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by ..00011460.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$339,247.21	Filing Party:	GlaxoSmithKline plc, H. Acquisition Corp.
Form or Registration No.:	Schedule TO	Date Filed:	May 10, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 10, 2012 (together with any amendments and supplements thereto, the “Schedule TO”) by GlaxoSmithKline plc (“GSK”), a public limited company organized under the laws of England and Wales, and H. Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of GSK. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the “Shares”), of Human Genome Sciences, Inc., a Delaware corporation (“HGS”), at $14.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 7 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9, and Item 11.

On July 16, 2012, GSK, the Purchaser and HGS entered into an Agreement and Plan of Merger (the “Merger Agreement”). As provided in the Merger Agreement, the price per Share to be paid pursuant to the Offer has been increased from $13.00 per Share to $14.25 per Share, net to the seller in cash, without interest and less any required withholding taxes. All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, to the offer price of $13.00 per Share are hereby amended and restated to refer to $14.25 per Share.

The Offer to Purchase is further amended as follows:

The first paragraph of the answer to the question “What does the Board of Directors of HGS think of the offer?” in the Summary Term Sheet is hereby deleted in its entirety and replaced with the following:

“The board of directors of HGS (the “HGS Board”) has unanimously determined that each of the Offer, the Merger (as defined in the Merger Agreement) and the Merger Agreement is fair to and in the best interests of HGS and its stockholders, and has approved and declared advisable the Merger Agreement including the Offer and the Merger. GSK expects that HGS will promptly file an amendment to its Schedule 14D-9 with the SEC indicating the approval of the transaction by the HGS Board and recommending that HGS’s stockholders tender their Shares in the Offer and, if required by applicable law, approve and adopt the Merger Agreement and the Merger. See “The Offer – Section 11.””

“The Offer – Section 10 – Source and Amount of Funds” is deleted in its entirety and replaced with the following:

According to HGS, as of July 12, 2012, there were 200,202,597 Shares issued and outstanding, 11,624,771 Shares subject to issuance upon conversion of HGS’s Convertible Subordinated Notes due 2012, and 17,704,869 Shares subject to issuance pursuant to currently exercisable options. If all of these Shares were tendered in the Offer, the Purchaser would need approximately $3.3 billion to complete the Offer. We expect to fund these payments through a loan or investment to the Purchaser from GSK or another subsidiary of GSK, which GSK or such other subsidiary of GSK will provide from cash on hand and/or cash generated from general corporate activities. The consummation of the Offer is not conditioned upon any financing arrangements.

“The Offer – Section 14 – Conditions of the Offer” is deleted in its entirety and replaced with the following:

“Notwithstanding any other provisions of the Merger Agreement, the Purchaser shall not be required to, and GSK shall not be required to cause the Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares if:

(i) there shall not be validly tendered (excluding Shares subject to notices of guaranteed delivery for which the Shares have not been delivered to the Purchaser) and not validly withdrawn prior to the Expiration Date that number of Shares which, when added to the Shares already owned by GSK and its Subsidiaries, represents at least a majority of the total number of outstanding Shares on a fully diluted basis, excluding Shares issuable under the Rights Agreement or subject to the Top-Up Option (as defined in the Merger Agreement) as of the Expiration Date (the “Minimum Tender Condition”);

(ii) any of the following events shall exist on the Expiration Date or immediately prior to the closing of the Offer:

(a) there shall be any law or judgment enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any governmental entity the effect of which is to directly or indirectly make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger or GSK or the Purchaser’s full rights of ownership and voting of the Shares or the Purchaser’s ownership or operation of HGS;

(b) there shall exist or be instituted or pending any claim, suit, action or proceeding by any governmental entity seeking any of the consequences referred to in paragraph (a) above;

(c) there shall have occurred following the execution of the Merger Agreement any state of facts, condition, change, development or event which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement);

(d) (1) any representation or warranty of HGS set forth in Section 4.1(c) of the Merger Agreement shall not be true and correct in all but de minimis respects as of the date of the Merger Agreement and at all times prior to the consummation of the Offer as if made at and as of such time, except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time);

(2) any representation or warranty of HGS set forth in Section 4.1(s) of the Merger Agreement shall not be true and correct in all respects as of the date of the Merger Agreement and at all times prior to the consummation of the Offer as if made at and as of such time;

(3) any of the representations and warranties of HGS set forth in the first sentence of Section 4.1(a), in Section 4.1(d)(i) or in Section 4.1(e)(ii)(B) of the Merger Agreement that (A) are qualified as to materiality or Material Adverse Effect shall not be true and correct in all respects and (B) are not so qualified shall not be true and correct in any material respect, in each case as of the date of the Merger Agreement and at all times prior to the consummation of the Offer as if made at and as of such time, except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time);

(4) any representations and warranties of HGS set forth in the Merger Agreement (other than those listed in the preceding clauses (1), (2) and (3)) shall not be true and correct as of the date of the Merger Agreement and at all times prior to the consummation of the Offer as if made at and as of such time, except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time), except in the case of this clause (4) to the extent that the facts or matters as to which such representations and warranties are not so true and correct (without giving effect to any qualifications and limitations as to “materiality” or “Material Adverse Effect” set forth in the Merger Agreement), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect; or

(e) HGS shall have failed to perform in any material respect any obligation, agreement or covenant required to be performed by it under the Merger Agreement and such failure to perform shall not have been cured;

(f) GSK and the Purchaser shall not have received a certificate executed by HGS’s Chief Executive Officer and Chief Financial Officer confirming on behalf of HGS that the conditions set forth in clauses (c), (d) and (e) of paragraph (iii) above are duly satisfied immediately prior to the Offer Closing;

(g) HGS shall have entered into a definitive agreement or agreement in principle with any person with respect to a Takeover Proposal (as defined in the Merger Agreement);

(h) the HGS Board shall have made an Adverse Recommendation Change (as defined in the Merger Agreement); or

(iii) HGS and GSK shall have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of GSK and the Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement. The foregoing conditions are for the sole benefit of GSK and the Purchaser and may be asserted by us regardless of the circumstances giving rise to any such conditions and may be waived by us as permitted by the Merger Agreement in whole or in part at any time and from time to time (except for the Minimum Tender condition), in each case subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC.

The Purchaser expressly reserves the right to waive any of the conditions to the Offer or modify the terms of the Offer; provided, however that, without the consent of HGS, the Purchaser shall not (i) reduce the number of Shares subject to the Offer; (ii) reduce the offer price, (iii) change, modify or waive the Minimum Tender Condition, provided that, GSK may, at any time, amend the Minimum Tender Condition such that the determination of the number of outstanding Shares on a fully diluted basis shall exclude all options and convertible securities with an exercise price or conversion price greater than the offer price, (iv) add to the offer conditions set forth in this Section 14 or modify or change any offer condition set forth in this Section 14 or otherwise amend any terms of the Offer set forth in the Merger Agreement, in each case, in any manner adverse to the holders of Shares, (v) except as otherwise permitted by the Merger Agreement, extend or otherwise change the Expiration Date of the Offer or (vi) change the form of consideration payable in the Offer.

Notwithstanding anything in the Merger Agreement to the contrary, the Purchaser may, (A) extend the Offer on one or more occasions, in consecutive increments of up to ten business days (or such longer period as the parties may agree) each, if on the Expiration Date of the Offer any of the offer conditions shall not have been satisfied or, to the extent waivable by GSK or the Purchaser, waived, and (B) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer.

Additionally, to the extent requested in writing by HGS prior to the Expiration Date, the Purchaser shall (A) if any of the offer conditions set forth in paragraph (a) or (b) of clause (ii) above shall not have been satisfied or, to the extent waivable by GSK or the Purchaser, waived, and provided that it is reasonably expected that such offer condition or conditions shall be satisfied prior to September 30, 2012, extend the Offer on one or more occasions, in consecutive increments of up to ten business days each (or such longer period as the parties may agree), until such time as such offer conditions are satisfied (but not beyond September 30, 2012), and (B) if any of the Minimum

Tender Condition or the offer conditions set forth in paragraph (d) or (e) of clause (ii) above shall not have been satisfied or, to the extent waivable by GSK or the Purchaser, waived on the Expiration Date, but all the other offer conditions set forth above shall be satisfied on the Expiration Date, extend the Offer on one or more occasions, in consecutive increments of up to five business days (or such longer period as the parties may agree) each, for an aggregate period of time of not more than 20 business days; provided, however, that (i) the Purchaser shall not be required to extend the Offer beyond September 30, 2012 or at any time GSK or the Purchaser is permitted to terminate the Merger Agreement pursuant to Article VIII thereof and (ii) if the Minimum Tender Condition is not satisfied, but all other conditions are satisfied or waived, the Purchaser shall only be obligated to extend the Offer for one additional period not to exceed and not less than ten business days.

“Schedule I – Directors and Executive Officers of GSK and the Purchaser – Directors and Executive Officers of GSK” is amended by inserting at the end of the “Board of Directors” section thereof the following:

“Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	USA	Independent Non-Executive Director. Non-Executive Director of Baker Hughes Incorporated since May 2012; Non-executive Director of International Paper Company from March 2007 until March 2012; Executive Chairman of Sunoco, Inc. from January 2009 until May 2012, Chief Executive Officer and President from August 2008 until March 2012; Chairman of Sunoco Logistics Partners L.P. from October 2008 until May 2012, and President and Chief Executive Officer from July 2010 until March 2012; Executive Vice President, Global Manufacturing of Shell Downstream Inc., from 2005 to 2008.

Jing Ulrich	980 Great West Road Brentford Middlesex, England TW8 9GS	USA	Independent Non-Executive Director. A managing director and Chairman of Global Markets, China, at JP Morgan since 2005.”

Item 11. Additional Information.

On July 16, 2012, GSK issued a press release announcing that GSK, the Purchaser and HGS had entered into the Merger Agreement. Under the terms of the Merger Agreement, GSK agreed to make certain amendments to the terms of the Offer. GSK and Purchaser announced that, pursuant to the Merger Agreement, they were amending the Offer to increase the offer price per Share to $14.25 and extending the Expiration Date of the Offer, as defined in the Offer to Purchase, to midnight, New York City time, at the end of the day on Friday, July 27, 2012. The Depositary for the Offer has indicated that, as of 5:00 p.m., New York City time, Friday, July 13, 2012, approximately 427,042 Shares had been tendered in and not withdrawn from the Offer. The Merger Agreement is attached hereto as Exhibit (d)(1) and the press release is attached hereto as Exhibit (a)(5)(I).

The foregoing description of certain provisions of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) hereto, and is incorporated herein by reference.

The Merger Agreement is attached to this Amendment No. 7 to provide GSK’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about GSK or HGS in GSK’s or HGS’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to GSK or HGS. The representations and warranties have been negotiated with the principal purpose of (i) establishing the circumstances under which the Purchaser may have the right not to consummate the Offer, or GSK or HGS may have the right to terminate the Merger Agreement, and (ii) allocating risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a)(5)(I)	Text of press release issued by GSK on July 16, 2012

(d)(1)	Agreement and Plan of Merger, among GlaxoSmithKline plc, H. Acquisition Corp. and Human Genome Sciences, Inc., dated as of July 16, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2012

GLAXOSMITHKLINE PLC

By:	/s/ Victoria Whyte
	Name:	Victoria Whyte
	Title:	Company Secretary

H. ACQUISITION CORP.

By:	/s/ Chester Koczynski
	Name:	Chester Koczynski
	Title:	President

EXHIBIT INDEX

Index No.

(a)(1)(A)	Offer to Purchase dated May 10, 2012. †

(a)(1)(B)	Form of Letter of Transmittal. †

(a)(1)(C)	Form of Notice of Guaranteed Delivery. †

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. †

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. †

(a)(1)(F)	Form of summary advertisement dated May 10, 2012. †

(a)(5)(A)	Text of press release issued by GSK, dated May 9, 2012. (1)

(a)(5)(B)	Text of press release issued by GSK, dated May 10, 2012. †

(a)(5)(C)	Text of press release issued by GSK, dated May 17, 2012. †

(a)(5)(D)	Text of press release issued by GSK, dated May 23, 2012. †

(a)(5)(E)	Text of press release issued by GSK, dated June 1, 2012. †

(a)(5)(F)	Text of press release issued by GSK, dated June 8, 2012. †

(a)(5)(G)	Text of press release issued by GSK, dated June 15, 2012. †

(a)(5)(H)	Text of press release issued by GSK, dated June 25, 2012. †

(a)(5)(I)	Text of press release issued by GSK, dated July 16, 2012.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, among GlaxoSmithKline plc, H. Acquisition Corp. and Human Genome Sciences, Inc., dated as of July 16, 2012.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

†	Previously filed
(1)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by GlaxoSmithKline plc on May 9, 2012.